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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                 SCHEDULE 13D


                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 11)*


                            BLESSINGS CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)


                        Common Stock (par value $.71)
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                 093532 10 9
                ---------------------------------------------
                                (CUSIP Number)

                                                        P.O. Box 1779
Philip C. Williamson, Chairman, CEO & President         Fort Worth, Texas 76101
Williamson-Dickie Manufacturing Company                 (817) 336-7201
--------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                              February 18, 1998
         -----------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP NO. 093532 10 9                                         PAGE 2 OF 4 PAGES

--------------------------------------------------------------------------------

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Williamson-Dickie Manufacturing Company
    I.R.S. Identification No.: 75-0661160

--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) / /
                                                                         (b) /X/
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    N/A
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    / /

    N/A
--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION


    Texas, U.S.A.
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
   SHARES           5,496,096
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8   SHARED VOTING POWER
   EACH
 REPORTING          N/A
  PERSON       -----------------------------------------------------------------
   WITH         9   SOLE DISPOSITIVE POWER

                    5,496,096
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    N/A
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     5,496,096
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         / /

     N/A
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     54.3
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     CO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP NO. 093532 10 9                                                Page 3 of 4




                                SCHEDULE 13D


ITEM 1           Security and Issuer

         (a)     Common stock (par value $.71)
         (b)     Blessings Corporation
                 200 Enterprise Drive
                 Newport News, VA  23603

ITEM 2           Identity and Background

         (a)     Name:  Williamson-Dickie Manufacturing Company
                 State of Incorporation:  Texas
         (b)     P.O. Box 1779
                 Fort Worth, TX  76101
         (c)     Clothing manufacturer
         (d)     N/A
         (e)     N/A
         (f)     N/A

ITEM 3           Source and Amount of Funds or Other Consideration

                 N/A

ITEM 4           Purpose of Transaction

                 For many years Williamson-Dickie Manufacturing Company, as a passive investor, has owned a controlling interest in the Issuer.

                 Four members of the Board of Directors of the Issuer are also officers and/or directors of Williamson-Dickie Manufacturing Company. Recently, the Issuer's Board of Directors has engaged Bowles Hollowell Conner & Co, investment bankers, to evaluate strategic alternatives to optimize shareholder value of the Issuer. These alternatives may include an investigation of potential merger or investment partners which could bring operating synergies to the Issuer and augment the Issuer's commitment to support the global expansion of its major customers.

                 Though Williamson-Dickie Manufacturing Company remains a passive investor, it always reserves the right to do whatever proves to be most financially benefical as events unfold, including, but not limited to, the right to sell all or some portion of its holdings.

CUSIP NO. 093532 10 9                                                Page 4 of 4


ITEM 5           Interest in Securities of the Issuer

         (a) & (b)        See items 7, 8, 9, 10, 11, and 13 of the cover page
         which is incorporated by reference.

         (c)     N/A
         (d)     N/A
         (e)     N/A

ITEM 6 Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

                 N/A

ITEM 7           Material to be Filed as Exhibits

                 N/A


                                  SIGNATURE

                 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


                                  WILLIAMSON-DICKIE MANUFACTURING COMPANY



                                  By:   /s/ PHILIP C. WILLIAMSON
                                        --------------------------------------
                                        Phillip C. Williamson
                                        Chairman, CEO & President

Dated:  February 20, 1998